Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange ”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on Form F-3ASR with the United States Securities and Exchange Commission on November 17, 2022. Our ADSs, each representing two of our Class A ordinary shares, are listed on the Nasdaq in the United States under the symbol “QFIN”.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those ascribed to them in the Hong Kong prospectus of the Company dated November 18, 2022 (the “Prospectus”).

360 DigiTech, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 3660)

FULL EXERCISE OF THE OVER-ALLOTMENT OPTION

Reference is made to the Prospectus and the allotment results announcement of the Company dated November 28, 2022. On December 6, 2022 (after the Hong Kong trading hours), the Joint Global Coordinators (for themselves and on behalf of the International Underwriters) have fully exercised the Over-allotment Option in respect of an aggregate of 830,000 Class A ordinary shares (the “Over-allotment Shares”), representing approximately 15% of the Offer Shares initially available under the Global Offering (before the exercise of the Over-allotment Option).

Pursuant to the Stock Borrowing Agreement entered into between Citigroup Global Markets Limited and Splendid Tiger Limited, Citigroup Global Markets Limited has borrowed 830,000 Class A ordinary shares from Splendid Tiger Limited to cover over-allocations in the International Offering. The Over-allotment Shares will be used to facilitate the return in full to Splendid Tiger Limited of the borrowed Class A ordinary shares. The Company will allot and issue the Over-allotment Shares at HK$50.03 per Class A ordinary share (exclusive of brokerage of 1%, SFC transaction levy of 0.0027%, AFRC transaction levy of 0.00015% and Hong Kong Stock Exchange trading fee of 0.005%), being the Offer Price under the Global Offering.

Approval of Listing

The Listing Committee of the Hong Kong Stock Exchange has granted approval for the listing of, and permission to deal in, the Over-allotment Shares. Listing of the Over-allotment Shares on the Main Board of the Hong Kong Stock Exchange will commence at 9:00 a.m. on December 9, 2022.

Total Number of Shares of the Company upon the Full Exercise of the Over-allotment Option

The total number of issued and outstanding Class A ordinary shares immediately before and immediately after the completion of the full exercise of the Over-allotment Option (assuming the total number of issued and outstanding Class A ordinary shares remains unchanged since September 30, 2022, except for the Class A ordinary shares issued pursuant to the Global Offering and the Class A ordinary shares converted from the Class B ordinary shares upon completion of the Global Offering) is 318,062,703 Class A ordinary shares and 318,892,703 Class A ordinary shares, respectively.

Use of Proceeds

The Company will receive additional net proceeds of approximately HK$37.7 million for the issue of the Over-allotment Shares, after deducting offering expenses payable by the Company in relation to the exercise of the Over-allotment Option. The Company intends to apply the additional net proceeds towards the same purposes as set out in the section headed “Use of Proceeds” in the Prospectus.

We will make a further announcement after the end of the stabilization period in connection with the Global Offering pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

By order of the Board
360 DigiTech, Inc.
Hongyi Zhou
Chairman of the Board

Hong Kong, December 6, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Hongyi Zhou, Mr. Haisheng Wu, Mr. Alex Zuoli Xu, Mr. Eric Xiaohuan Chen, Mr. Dan Zhao and Ms. Jiao Jiao as Directors; and Mr. Gang Xiao, Mr. Yongjin Fu and Mr. Andrew Y Yan as Independent Directors.

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